Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

EMX ROYALTY CORPORATION ("EMX" or the "Company")
Suite 501 - 543 Granville Street
Vancouver, British Columbia
V6C 1X8

Item 2. Date of Material Change

February 9, 2022

Item 3. News Release

A news release dated February 18, 2022, was disseminated through the facilities of Newsfile Corp. on February 18, 2022.

Item 4. Summary of Material Change

The Company's wholly owned subsidiary, Bullion Monarch Mining, Inc., has reached a settlement with Barrick Gold Corporation with respect to Bullion's claim of non-payment of royalties by Barrick to Bullion on production from properties in the Carlin trend, Nevada. Pursuant to the settlement, Barrick will pay Bullion US$ 25 million.

Item 5. Full Description of Material Change

Item 5.1 Full Description of Material Change

See attached news release at Schedule "A" to this report.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Rocio Echegaray, Corporate Secretary
Phone: 604-688-6390
Email: rocio@EMXRoyalty.com

Item 9. Date of Report:

February 18, 2022

Schedule "A"

EMX Settles Barrick Litigation

Vancouver, British Columbia, February 18, 2022 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company", or "EMX") is pleased to announce that its wholly- owned subsidiary, Bullion Monarch Mining, Inc., ("Bullion") has reached a settlement with Barrick Gold Corporation ("Barrick") and Barrick affiliates and subsidiaries ("Barrick Entities") with respect to Bullion's claim of non-payment of royalties by the Barrick Entities to Bullion on production from properties in the Carlin trend, Nevada. Bullion initiated litigation in 2008, before EMX acquired Bullion in 2012. Pursuant to the settlement, Barrick will pay Bullion US$ 25 million, of which US$ 6.175 million is owed as payment of the contingency fee to Bullion's Reno, Nevada lawyers. The settlement of the lawsuit does not affect our 1% gross smelter return royalty from portions of Nevada Gold Mine's Leeville, Turf and other underground gold mining operations, which will continue to be paid.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", as well as on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 973-8585	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SClose@EMXroyalty.com	Ibelger@EMXroyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding completion of the transaction, perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors. It is possible EMX may not complete the transaction, as a result of failure to fulfill conditions of closing, unavailability of financing or for other reasons EMX cannot anticipate at this time.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2021 and the year ended December 31, 2020 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.eurasianminerals.com